Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES OF WINDSTREAM CORPORATION

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.

	Years Ended December 31,
(In millions, except ratios)	2006	2007	2008	2009	2010
Interest Expense:
Interest expense	$209.6	$444.4	$416.4	$410.2	$521.7
Interest capitalized	2.7	3.7	1.9	1.7	2.1

Total interest costs	212.3	448.1	418.3	411.9	523.8
Appropriate portion (1/3) of rentals	6.2	6.3	8.4	9.9	20.5

Total fixed charges	$218.5	$454.4	$426.7	$421.8	$544.3

Total earnings and fixed charges:
Pretax income	$721.9	$1,167.9	$718.1	$545.6	$505.1
Less interest capitalized	(2.7)	(3.7)	(1.9)	(1.7)	(2.1)
Add estimated amortization of capitalized interest	1.6	1.8	1.9	2.0	2.1
Fixed charges	218.5	454.4	426.7	421.8	544.3

Total earnings and fixed charges	$939.3	$1,620.4	$1,144.8	$967.7	$1,049.4

Ratio of earnings to fixed charges:	4.3	3.6	2.7	2.3	1.9